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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ----------------

                                (AMENDMENT NO. 4)


                              QUALITY DINING, INC.
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                                (Name of Issuer)


COMMON STOCK, WITHOUT PAR VALUE                                    74756P 10 5
--------------------------------                                ----------------
(Title of class of securities)                                   (CUSIP number)


                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                   MAY 9, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                          Continued on Following Pages
                                Page 1 of 7 Pages


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
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CUSIP No. 74756P 10 5                  13D                  Page 2 of 7
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 1         NAME OF REPORTING PERSON:                           NORDAHL L. BRUE

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
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 3         SEC USE ONLY

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 4         SOURCE OF FUNDS:                    00

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 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
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 6         CITIZENSHIP OR PLACE OF                    UNITED STATES OF AMERICA
           ORGANIZATION:

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  NUMBER OF              7      SOLE VOTING POWER:                  2,149,625*
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:             2,149,625*
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:           0

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   2,149,625*
           REPORTING PERSON:

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           12.7%

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14         TYPE OF REPORTING PERSON:                           IN

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*Includes 2,586 shares which Mr. Brue holds as custodian for his minor child.

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CUSIP No. 74756P 10 5                13D                       Page 3 of 7
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 1         NAME OF REPORTING PERSON:                      MICHAEL J. DRESSELL

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
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 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  00

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
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 6         CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
           ORGANIZATION:

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  NUMBER OF              7      SOLE VOTING POWER:                 2,163,701
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:               0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:            2,163,701
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:          0

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  2,163,701
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            12.8%

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14         TYPE OF REPORTING PERSON:                           IN

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
----------------------------------            ----------------------------------
CUSIP No. 74756P 10 5                  13D                       Page 4 of 7
----------------------------------            ----------------------------------

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  1         NAME OF REPORTING PERSON:                  STEVEN P. SCHONBERG

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                    (B) [_]
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  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS:                  00

--------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
            ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF              7      SOLE VOTING POWER:                      11,724
     SHARES
                      ----------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER:                    0
    OWNED BY
                      ----------------------------------------------------------
      EACH                9      SOLE DISPOSITIVE POWER:                 11,724
   REPORTING
                      ----------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       11,724
            REPORTING PERSON:

--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       LESS THAN
                                                                      0.1%
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 14         TYPE OF REPORTING PERSON:                           IN

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
----------------------------------            ----------------------------------
CUSIP No. 74756P 10 5                 13D                       Page 5 of 7
----------------------------------            ----------------------------------

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 1         NAME OF REPORTING PERSON:                           DAVID T. AUSTIN

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                    00

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                     UNITED STATES OF AMERICA
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                    3,809
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                  0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:               3,809
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     3,809
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        LESS THAN
                                                                      0.1%
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14         TYPE OF REPORTING PERSON:                           IN

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

               This Statement amends and supplements the respective Statements on Schedule 13D, as amended (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue, Michael J. Dressell, Steven P. Schonberg and David T. Austin with respect to their beneficial ownership of the common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"). For purposes hereof, Messrs. Brue, Dressell, Schonberg and Austin are referred to collectively as the "Reporting Persons". Except as otherwise provided herein, capitalized terms shall have the meanings ascribed to them in the Schedule 13D prior to this amendment.


Item 4.        Purpose of Transaction.

               As previously described in the Schedule 13D, the Reporting Persons have been discussing with the Company and third parties alternatives for effecting the separation of the Company's business of owning and franchising Bruegger's Bagel Bakery (the "Bagel Business") from the non-bagel operations of the Company, including the possibility of Messrs. Brue and Dressell acquiring, or causing one or more of their affiliates to acquire, the Bagel Business. The Reporting Persons, the Company and their respective advisors have been engaging in negotiations with respect to such possible acquisition by Messrs. Brue and Dressell. The transaction currently subject to negotiation would involve a split-off pursuant to which the Company would redeem all or a substantial portion of the shares of the Company's Common Stock owned by Messrs. Brue and Dressell in exchange for all of the capital stock of Bruegger's Corporation ("Bruegger's") which, together with its subsidiaries, would be the owner of the Bagel Business. Although the financial and other terms of the transaction, including the nature and extent of liabilities to be assumed by Bruegger's, have not yet been agreed upon, it is contemplated that, in connection with such transaction, Bruegger's would repay certain currently outstanding intercompany debt owed to the Company and would issue to the Company a subordinated promissory note. There can be no assurance that Messrs. Brue and Dressell and the Company will enter into an agreement in principle or definitive agreements with respect to such a transaction and, if so, whether the transactions contemplated thereby will be consummated. The Reporting Persons' future course of action will be influenced by the Company's willingness to negotiate and agree upon specific terms of the transaction that is currently the subject of negotiations.

               Except as amended hereby, Item 4 of the Schedule 13D prior to this amendment remains unchanged.

               The Reporting Persons reserve the right to change their plans or intentions at any time.

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1997


                                          By: /s/ Nordahl L. Brue
                                              -------------------------
                                              Nordahl L. Brue


                                          By: /s/ Michael J. Dressell
                                              -------------------------
                                              Michael J. Dressell


                                          By: /s/ Steven P. Schonberg
                                              -------------------------
                                              Steven P. Schonberg


                                          By: /s/ David T. Austin
                                              -------------------------
                                              David T. Austin